Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF

WINDY CREEK DEVELOPMENTS, INC.

Windy Creek Developments, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That pursuant to a written consent of the sole Director of the Board of Directors of Windy Creek Developments, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and submitting the amendment to the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

“RESOLVED, that upon consummation of the Merger, Article I of the Certificate of Incorporation of the Parent be amended and restated as follows:

“ARTICLE I. Name.  The name of the corporation is Surfect Holdings, Inc.,”

SECOND: That thereafter a majority of the holders of the outstanding stock of said corporation approved of the amendment in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 28 day of September, 2006.

By:	/s/ Steve Anderson
Steve Anderson
Title: President and CEO